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The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com
News Release
Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON REPORTS THIRD-QUARTER 2002 RESULTS

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, November 5, 2002 — The Thomson Corporation (TSX: TOC; NYSE: TOC) today reported revenue for the third quarter 2002 of $2.1 billion, an increase of 6% over the third quarter of 2001. Earnings before interest, tax, depreciation and amortization (EBITDA) for the third quarter 2002 increased 17% over the comparable 2001 quarter to $637 million.

        Earnings attributable to common shares were $256 million for the quarter, an increase of 21% over the previous year period, while earnings per share for the quarter were $0.39 per common share, an increase of $0.05 over the third quarter of 2001. Third-quarter 2002 results reflect the benefits from a new accounting standard eliminating amortization of goodwill. On a comparable accounting basis, and after adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations for the third quarter of 2002 were $259 million, or $0.40 per common share, compared to $201 million, or $0.32 per common share, for the third quarter of 2001.

        "Thomson delivered solid third-quarter results — largely as a result of enhanced product offerings, successful integration initiatives and disciplined cost control — as we continued to manage through the challenging economic environment that is impacting many of our markets," stated Richard J. Harrington, president and chief executive officer of The Thomson Corporation. "We remain on track to meet our full year growth targets for 2002, but we expect the difficult market conditions to extend into next year, which could challenge our growth in 2003. Despite these conditions, our long-term strategy remains unchanged and we will continue to enhance the value of our information by creating integrated solutions to serve our customers better."

Third-Quarter Business Highlights:

  •
  Legal and Regulatory revenues increased 5% over the comparable 2001 period to $730 million. EBITDA increased 10% to $233 million, representing an improvement in the EBITDA margin from 30.5% to 31.9%. Overall results for the group benefited from higher global online revenue and gains from acquisitions made in 2001, including ProLaw and Bar Bri. These results were partially offset by softness in the Business Information and News sector and declining global trademark searches. During the quarter, Thomson introduced West km, an innovative knowledge management solution that seamlessly extends Westlaw's market leading expertise in organizing, managing and retrieving legal information into the work product of law firms, corporations and government entities.

  •
  Learning revenues increased 13% to $765 million and EBITDA increased 28% to $263 million in the quarter. These results reflect strong core business performance, including growth of Thomson businesses serving the higher education, library reference, and international markets, as well as benefits derived from the Harcourt businesses acquired July 13, 2001. Revenues in the quarter also benefited from the shift in timing of certain textbook shipments from the second to third quarter of 2002. Improved results for the Learning group were partially offset by the continued weakness of the corporate training market, particularly in the IT training sector.

  •
  In Thomson Financial, revenues declined 3% to $380 million, reflecting continued weakness in the global financial markets. EBITDA increased 1% to $99 million, due to management's continued emphasis on leveraging initiatives, cost controls, and platform consolidation that will continue throughout this year and next. Results have been buoyed by solid performance in Financial's Corporate business, which serves publicly held corporations with equity markets information and advisory services in the areas of investor relations, strategic planning, and competitive intelligence. In addition, Thomson businesses that help customers generate efficiencies and cost savings also produced solid revenue gains during the quarter, including Beta, one of the largest securities data-processing businesses in the United States, and Omgeo, a joint venture between Thomson and the Depository Trust & Clearing Corporation.

  •
  Scientific and Healthcare revenues grew 13% over the comparable 2001 period to $178 million; EBITDA grew 12% to $38 million. Revenue growth reflects increased sales from acquired companies, particularly in the continuing medical education (CME) market; further expansion of ISI Web of Science in global markets; and increased drug-information subscriptions within Micromedex. Improved results were partially offset by continued declines in the journal and magazine advertising market and timing of certain promotional expenses related to the directory business.

        During the quarter, revenue relating to the Thomson Media group, which is reflected within corporate and other, declined 13% as a result of the weak advertising market across all of its publications. EBITDA within the Media group increased from $3 million in the third quarter of 2001 to $6 million this quarter, as a result of restructuring and cost reductions. Overall, EBITDA in corporate and other for the quarter compared favorably to the prior year period, which included one-time costs principally related to the September 11th tragedy.

        The Corporation's free cash flow position has improved as a result of growth in its businesses, lower capital expenditures and lower levels of acquisition and disposal-related investments. These improvements were partially offset by a cash contribution made in the quarter to fund the Corporation's principal U.S. defined benefit pension plan.

        Weak equity markets and decreasing interest rates have resulted in a decline in the value of Thomson pension assets as well as an increase in the Corporation's pension liability. As a result, Thomson contributed $107 million to its principal U.S. defined benefit pension plan. Additionally, the Corporation currently estimates that anticipated changes in pension plan assumptions, for Thomson benefit plans world-wide, will cause the full-year 2003 cost of employee future benefits to increase by approximately $30 million, before tax.

2002 Financial Outlook

        The Corporation's financial targets over the long-term are to achieve average annual revenue growth between 7% and 9% and to expand EBITDA margins. Thomson continues to expect revenue growth and EBITDA margins for 2002 to be in line with these targets. Free cash flow is expected to increase in 2002, and while Thomson will continue to invest in the growth of its businesses, capital expenditures are expected to decline as a percentage of revenues.

Dividend

        The directors of The Thomson Corporation today declared a quarterly dividend of $0.18 per common share, an increase of $0.005 over the rate of dividend as paid on September 16, 2002. The dividend is payable on December 16, 2002 to holders of common shares of record on November 21, 2002.

Nine-Months Results

        Earnings attributable to common shares were $313 million, or $0.49 per common share, for the first nine months of 2002, compared to $495 million, or $0.79 per common share, in the year-earlier period. Earnings for the first nine months of 2002 reflect the benefit from a new accounting standard eliminating amortization of goodwill, while earnings for the first nine months of 2001 included one-time gains principally associated with the sale of The Globe and Mail and Jane's Information Group. On a comparable accounting basis, and after adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations for the first nine months of 2002 were $321 million, or $0.50 per common share, compared to $343 million, or $0.55 per common share, for the same nine-month period in 2001. The decrease in adjusted earnings for the first nine months of 2002 was due primarily to dilution arising from the acquisition of select Harcourt businesses and a $12 million, or $0.02 per share, write-down of an equity investment.

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

        Note: The Thomson Corporation will webcast a discussion of third-quarter results beginning at 10:30 am EST today. To participate in the webcast, please visit www.thomson.com and click on the "Investors" tab located at the top of the page.

        Note: Ongoing businesses exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Our results from continuing operations exclude the results of our discontinued newspaper operations. Earnings before interest, tax, depreciation, amortization and restructuring charges (EBITDA), operating profit before amortization and restructuring charges (adjusted operating profit) and free cash flow are used by us to measure our operating performance, including our ability to generate cash flow. EBITDA, adjusted operating profit, free cash flow and related measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, net income, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile our EBITDA and adjusted operating profit to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP, in the materials that follow.

        This news release, in particular the section under the heading "Financial Outlook," includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF EARNINGS(1)
(millions of US dollars, except per common share data)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Revenues	2,095	1,977	5,566	5,109
Cost of sales, selling, marketing, general and administrative expenses	(1,458)	(1,432)	(4,278)	(3,952)
Depreciation	(152)	(136)	(396)	(357)
Amortization	(74)	(118)	(216)	(317)
Restructuring charges	—	(13)	(6)	(20)

Operating profit	411	278	670	463
Net (losses) gains on disposals of businesses and investments	(5)	4	(6)	299
Net interest expense and other financing costs	(73)	(70)	(219)	(166)
Income taxes	(64)	(42)	(89)	(132)
Equity in losses of associates	(7)	(16)	(29)	(36)

Earnings from continuing operations	262	154	327	428
Earnings from discontinued operations	—	64	—	87

Net Earnings	262	218	327	515
Dividends declared on preference shares	(6)	(7)	(14)	(20)

Earnings attributable to common shares	256	211	313	495

Basic and fully diluted earnings per common share:
— from continuing operations	$0.39	$0.23	$0.49	$0.65
— from discontinued operations	—	$0.11	—	$0.14

	$0.39	$0.34	$0.49	$0.79

Supplemental earnings information:
Earnings attributable to common shares, as above	256	211	313	495
Adjustments:
Earnings from discontinued operations	—	(64)	—	(87)
One time items:
Net losses (gains) on disposals of businesses and investments	5	(4)	6	(299)
Restructuring charges	—	13	6	20
Tax on above items	(2)	—	(4)	69
Effect of new accounting standard(2)	—	45	—	145

Adjusted earnings from continuing operations	259	201	321	343

Adjusted basic and fully diluted earnings per common share from continuing operations	$0.40	$0.32	$0.50	$0.55

Notes to consolidated statement of earnings

(1)
Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation. Specifically, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" are no longer included in "Earnings from continuing operations." These changes had no effect on "Earnings attributable to common shares" nor on "Earnings per common share".

(2)
Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the new accounting standard was in effect in 2001.

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of US dollars)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Cash provided by (used in):
Operating activities
Earnings from continuing operations	262	154	327	428
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	13	20	36	63
Depreciation	152	136	396	357
Amortization	74	118	216	317
Net losses (gains) on disposals of businesses and investments	5	(4)	6	(299)
Deferred income taxes	47	29	52	91
Equity in net losses of associates, net of tax	7	16	29	36
Other, net	(18)	(3)	33	24
Pension contribution	(107)	—	(107)	—
Changes in working capital and other items	(99)	(94)	(142)	(189)
Cash provided by operating activities — discontinued operations	—	4	—	6

Net cash provided by operating activities	336	376	846	834
Investing activities
Acquisitions of businesses and investments	(165)	(2,156)	(222)	(2,413)
Proceeds from disposals of businesses and investments	23	54	23	164
Additions to property and equipment	(107)	(154)	(356)	(475)
Other investing activities, net	(35)	(92)	(133)	(281)
Proceeds from disposal of newspaper businesses	—	190	—	216

Net cash used in investing activities	(284)	(2,158)	(688)	(2,789)
Financing activities
Proceeds from debt	—	299	410	1,351
Repayments of debt	(317)	—	(512)	(226)
Net borrowings (repayments) of short-term loan facilities	361	1,807	(333)	1,278
Proceeds from issuance of common shares	(1)	—	437	—
Dividends paid on preference shares	(6)	(7)	(17)	(20)
Dividends paid on common shares	(68)	(70)	(208)	(209)
Other financing activities, net	—	(6)	(2)	(6)

Net cash (used in) provided by financing activities	(31)	2,023	(225)	2,168

	21	241	(67)	213
Translation adjustments	—	4	6	(2)

Increase (decrease) in cash and cash equivalents	21	245	(61)	211
Cash and cash equivalents at beginning of period	450	303	532	337

Cash and cash equivalents at end of period	471	548	471	548

Supplemental cash flow information:
Net cash provided by operating activities, as above	336	376	846	834
Additions to property and equipment, as above	(107)	(154)	(356)	(475)
Other investing activities, net, as above	(35)	(92)	(133)	(281)
Dividends paid on preference shares, as above	(6)	(7)	(17)	(20)

Free Cash Flow	188	123	340	58

BUSINESS SEGMENT INFORMATION *
(millions of US dollars)
(unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	2002	2001	change	2002	2001	change
Revenues:
Legal and Regulatory	730	696	5%	2,128	2,007	6%
Learning	765	676	13%	1,613	1,229	31%
Financial	380	391	-3%	1,161	1,194	-3%
Scientific and Healthcare	178	158	13%	528	474	11%
Corporate and other(1)	46	53	-13%	148	169	-12%
Intercompany eliminations	(6)	(9)		(26)	(25)

Total ongoing businesses	2,093	1,965	7%	5,552	5,048	10%
Disposals(2)	2	12		14	61

Total Revenues	2,095	1,977	6%	5,566	5,109	9%

EBITDA:(3)
Legal and Regulatory	233	212	10%	597	547	9%
Learning	263	205	28%	306	241	27%
Financial	99	98	1%	297	287	3%
Scientific and Healthcare	38	34	12%	109	95	15%
Corporate and other(1)	4	(5)		(20)	(17)

Total ongoing businesses	637	544	17%	1,289	1,153	12%
Disposals(2)	—	1		(1)	4

Total EBITDA	637	545	17%	1,288	1,157	11%

Adjusted Operating Profit:(3)
Legal and Regulatory	195	177	10%	480	439	9%
Learning	207	150	38%	189	131	44%
Financial	54	60	-10%	171	176	-3%
Scientific and Healthcare	31	29	7%	89	78	14%
Corporate and other(1)	—	(7)		(33)	(24)

Total ongoing businesses	487	409	19%	896	800	12%
Disposals(2)	(2)	—		(4)	—

Total adjusted operating profit	485	409	19%	892	800	12%

Reconciliation of operating profit to adjusted operating profit and EBITDA:(3)
Operating profit	411	278		670	463
Add back:
Restructuring charges	—	13		6	20
Amortization	74	118		216	317

Adjusted operating profit	485	409		892	800
Add back:
Depreciation	152	136		396	357

EBITDA	637	545		1,288	1,157

*Notes to business segment information for continuing operations

(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
The table provides a reconciliation of operating profit within the consolidated statement of earnings and retained earnings to both earnings before interest, tax, depreciation, amortization and restructuring costs ("EBITDA") and operating profit before amortization and restructuring costs ("Adjusted operating profit") included within the business segment information for the three months and the nine months ended September 30, 2002 and 2001.

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CONSOLIDATED STATEMENT OF EARNINGS (1) (millions of US dollars, except per common share data) (unaudited)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of US dollars) (unaudited)
BUSINESS SEGMENT INFORMATION * (millions of US dollars) (unaudited)